UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December, 2025

Commission File Number 001-10306

NatWest Group plc

250 Bishopsgate,
London, EC2M 4AA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc
1st December 2025

Notice of Redemption

NatWest Group plc (formerly known as The Royal Bank of Scotland Group plc) (the "Issuer")

The Issuer has given notice to holders of the $1,500,000,000 6.000% Perpetual Subordinated Contingent Convertible Additional Tier 1 Capital Notes (ISIN: US780097BQ34; CUSIP: 780097BQ3 (the "Notes")) of the upcoming redemption of the Notes on 29 December 2025. The amount of the Notes currently outstanding is $1,500,000,000.

Upon redemption of the Notes there will be a gain to Common Equity Tier 1 of approximately 5 basis points based on risk-weighted assets for the period ended September 30, 2025. This arises due to changes in foreign exchange rates since the date of issuance of the Notes.

The Notes are being redeemed pursuant to Section 3.08 of the Fourth Supplemental Indenture dated as of 29 June 2020.  All of the outstanding Notes will be redeemed by the Issuer on 29 December 2025 (the "Redemption Date") at 100% of principal amount, together with accrued and unpaid interest to (but excluding) the Redemption Date and subsequently cancelled. The Issuer has notified the holders pursuant to the terms of the Notes.

To view the notice, please click on the link below.

http://www.rns-pdf.londonstockexchange.com/rns/7051J_1-2025-12-1.pdf

For further information, please contact:

Scott Forrest
Head of NatWest Treasury DCM
Tel: +44 (0)7747 455 969

Paul Pybus
Head of Debt Investor Relations
Tel: +44 (0) 7769 161 183

Legal Entity Identifier:  2138005O9XJIJN4JPN90

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NatWest Group plc (Registrant)

Date:	01 December 2025	By:	/s/ Mark Stevens

		Name:	Mark Stevens
		Title:	Assistant Secretary